SENETEK PLC Moderator: Frank Massino 08-17-2007/11:00 am CT Confirmation # 13177281

SENETEK PLC

Moderator: Frank Massino
August 17, 2007
11:00 am CT

Operator:	Good morning, my name is (Cassandra) and I will be your conference operator today. At this time, I would like to welcome everyone to the shareholder teleconference.

All lines have been placed on mute to prevent any background noise. After the speaker’s remarks, there will be a question and answer session. If you would like to ask a question during this time, simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question, press star then the number 2 on your telephone keypad.

This conference call is being provided for informational and discussion purposes and is not intended to provide and should not be relied upon as investment or advice or an opinion regarding the appropriateness or suitability of any investment. Nothing herein should be construed to be an offer to sell or a solicitation of an offer to buy any securities.

This discussion will contain forward looking statements regarding future events. These statements are just predictions and are subject to risks and uncertainties that could cause the actual events or results to differ materially.

SENETEK PLC Moderator: Frank Massino 08-17-2007/11:00 am CT Confirmation # 13177281

These risk and uncertainties include failure to get regulatory approval for our product candidates, market acceptance for approved products, management of rapid growth, risks of regulatory review and clinical trials, intellectual property risks and the need to acquire additional products.

We would like to refer our audience to the documents that Senetek files from time to time with the Securities and Exchange Commission.

I would now like to turn it over to Bill O’Kelly, Chief Financial Officer of Senetek PLC.

Bill O’Kelly:
“Good morning and thank you for taking the time to tune into Senetek's shareholder's teleconference. I’m pinch hitting for Frank today in covering our opening statements. Frank is here with me but has laryngitis. Later in the call we’ll take a few questions and he wants to save his voice for that session.

This morning’s opening statement will cover the following topics:
•	The recently announced Marketing Collaboration Agreement with Triax;
•	A review of the second quarter operating results;
•	A review of progress made on our strategic objectives; and
•	PR and Investor relations initiatives planned for the balance of 2007.

Finally, we’ll open the call to a brief question and answer session.

On August 6th, we were pleased to announce a Marketing Collaboration Agreement with Triax Aesthetics. The Agreement grants Triax an exclusive license to sell skin care products labeled Senetek-Triax, containing our second generation cytokinin, in the ethical market channel in the US, Canada and certain Middle East countries. Our second generation cytokinins have shown in clinical tests to be faster acting and more effective than the best selling anti aging product in the physician market in North America and will be marketed as such by Triax.

SENETEK PLC Moderator: Frank Massino 08-17-2007/11:00 am CT Confirmation # 13177281

For technical and competitive reasons we have not disclosed the specific compound covered by the Agreement and will not do so until a later date.

Triax Aesthetics and its affiliate, Triax Pharmaceuticals are New Jersey based specialty dermatology companies. The Company and its principals are well known and highly respected in the medical community. Triax is owned in the majority by investment affiliates of North Sound Capital, a $1.3 Billion Connecticut based private equity firm.

Senetek will receive all net revenues through 2008 and 50% of net revenues thereafter, including a guaranteed minimum of $10.8 million in net revenues for the calendar year 2008.

We will contribute periodic sales and marketing payments totaling $4.5 million in the first year of the Agreement for services including:
•
Hiring, training and deployment of a dedicated sales force to promote and sell Senetek-Triax branded skin care products to dermatologists, plastic surgeons and other medical professionals in the ethical market in the licensed geographies; and

•
Promotion and marketing of Senetek-Triax branded skin care products by a highly skilled Triax marketing team, including an extensive clinical seeding program, publication and evaluation of clinical results in medical peer review journals and a comprehensive media campaign in advance of and in conjunction with the product launch.

After the first year, these and all other sales, marketing and order fulfillment costs are paid by Triax.

SENETEK PLC Moderator: Frank Massino 08-17-2007/11:00 am CT Confirmation # 13177281

We are very confident of the capabilities of Triax. They are highly respected and experienced professionals that understand the ethical skincare market and are excited about the potential of this product. Their objective is to be the market leader in the double-digit annual growth anti aging skin care market and to achieve more that $100 million in annual product sales.

Turning to the financials, our operating results for the second quarter of 2007 were in line with expectations set when we announced the fully paid license with Valeant earlier this year.

Total revenues for the second quarter of 2007 were $471,000, compared to revenues of $2,005,000 in the second quarter of 2006. Currently, all of our revenues are derived from licensed monoclonal antibodies and this will remain the case until skincare revenues from new compounds are realized. At this time, we anticipate beginning some initial recognition of revenues related to our collaboration with Triax late in the fourth quarter of 2007 with the full effect beginning in 2008.

We reported a net loss of $397,000 for the second quarter and expect to report higher quarterly net losses in the third and fourth quarter of this year due principally to initial sales and marketing expenses related to the Triax collaboration and increased levels of research and development spending. We currently anticipate that we will be profitable in 2008 based on the economics of the Triax agreement.

We ended the second quarter of 2007 with 22.2 million in cash. We will use cash in operations for the balance of 2007 but we anticipate that our cash position will remain very strong during that period, that we will return to cash flow positive operations in 2008 and that we will continue to be financially well positioned to execute on our strategy.

In July, we announced three key objectives for 2007 -

•	To assure that 2008 revenues equal or exceed lost revenues from the monetization of the Valeant agreement;
•	To expedite development of new propriety compounds which possess differential advantages for commercialization; and
•	To restructure the capitalization of the Company.

SENETEK PLC Moderator: Frank Massino 08-17-2007/11:00 am CT Confirmation # 13177281

Regarding our revenue objective; under the terms of our recently announced Marketing Collaboration Agreement with Triax, we will surpass annual revenues previously received from Valeant and other Kinetin licensees in 2008. This transaction represents only a beginning to the commercial opportunity for our second generation cytokinins. We are negotiating with several companies in various channels of distribution and geographies and expect to complete one or more commercial agreements by year’s end.

In the area of new proprietary compounds, our product pipeline remains strong and we have made significant progress in advancing new and differentiated compounds through safety testing, bulk quantity synthesis and clinical trials. We continue or will soon begin testing several compounds for effectiveness for indications including acne rosacea, wound healing, acne vulgaris and skin whitening.

Finally, on the subject of the capital structure, our Annual General Meeting, scheduled for November 12th in London, will include a shareholder resolution for approval of a reverse stock split and other resolutions, if required, to help facilitate a simplification of our capital structure.

Our progress in 2007 has been significant but it has not translated to a market capitalization that management or the Board feels is reflective of the value of our enterprise. During the remainder of 2007, we plan a more concerted program of outreach to the investment community to articulate the value and potential of both our specialty dermatology and skin care business and our Invicorp® and Reliaject® assets. This program will include:

•	Leveraging of the scientific and general interest marketing and promotion work performed by Triax;
•	Meetings with institutional investors and high net worth individuals in Europe in September;
•	Participation to selective conferences including the Rodman & Renshaw Healthcare Conference, Nov 5 through 7 in New York; and
•	Meetings with institutional investors and high net worth individuals in the U.S. in the fourth quarter.

SENETEK PLC Moderator: Frank Massino 08-17-2007/11:00 am CT Confirmation # 13177281

We appreciate your interest in Senetek and your continued support. We will now open the call for a brief question and answer period. Operator, we’ll take the first call please.

Operator:	At this time, if you would like to ask a question, please press star then the number 1 on your telephone keypad. We will pause for just a moment to compile the Q&A roster.

Your first question comes from Richard Sandafur.

Richard Sandafur:	Hello, gentlemen.

William O’Kelly:	Good morning, Richard.

Richard Sandafur:	I have a question about the rights that we have for the anti-cancer technology for brain tumors. I haven’t heard anything about that for a while. Are we still doing anything with that?

Frank Massino:	Richard, this is Frank. Yes, we are. Quite frankly, the situation is such that the patent application was just filed in July. It is definitely new technology.

We do have a lot of clinical success with the compound in Poland. And as I mentioned to you before on previous shareholder teleconferences, we are not going to develop that product ourselves but look for partners.

SENETEK PLC Moderator: Frank Massino 08-17-2007/11:00 am CT Confirmation # 13177281

Richard Sandafur:
Okay. Is this something that we would probably maintain as part of our portfolio? I mean, I realize that you’re saying that we wouldn’t actually be doing all of the detail work ourselves but we’ve been talking about some of the other things like Invicorp® and so forth moving that away. But this would be, I gather from what you’re saying, be something that we would retain?

Frank Massino:	Yes, that is correct.

Richard Sandafur:	Okay. Great. Thanks for your good work.

Frank Massino:	Sure, thank you, Richard.

William O’Kelly:	Operator, we’ll take the next question please.

Operator:	Your next question comes from Tom Seymour, a private investor.

Tom Seymour:
Congratulations again guys. I’m very impressed by the Triax deal. Frank, two questions if you can on that, I know you said you can’t tell us which compound or compound but is this for one or more than one compound? And how many years is this deal for?

Frank Massino:	We are committed, Tom, to one compound contractually.

Tom Seymour:	Okay.

Frank Massino:
The deal that we have here is that Triax Aesthetics, Triax Pharma is an extension of Senetek, it is essentially our sales and marketing force. It would be unwise to go into that channel of distribution - and by the way the agreement is limited to the ethical marketplace - the physician market, with another company particularly with Senetek’s name on the product.

SENETEK PLC Moderator: Frank Massino 08-17-2007/11:00 am CT Confirmation # 13177281

So the reason that we’ve done this is, we feel that we’re going to have a very long term lasting relationship with Triax. The agreement quite frankly will continue as long as it’s successful.

The fact of the matter is there is a reason that Senetek owns the trademark and Senetek’s name will be on the packaging.

Tom Seymour:	Oh - okay. Can you give us any updates on the Invicorp®? Anything happening there?

Frank Massino:
The Invicorp® approval process for the U. S. is going along extremely well. We’re very pleased with Plethora’s activity and the progress that they’re making and the communications they’ve had with the FDA.

They’re extremely positive. They’re actually more bullish than I am, which is really interesting. But they do have a thought leader in the field that’s running the program. So we do hope that they’re actually correct in their target in having the product available in the U. S. in 2009.

In the European Union, we actually quite candidly aren’t as pleased with some of the progress that’s being made there; although, there is progress and they still maintain that we’ll have some approvals in Europe before year end.

Tom Seymour:
Okay, final question, the mention there of the reverse stock split, if you could maybe expand on what that involves and if that also ties into the migration of America or stock buy backs or any of that? Could you give us any more information about what that’s doing?

SENETEK PLC Moderator: Frank Massino 08-17-2007/11:00 am CT Confirmation # 13177281

Frank Massino:
I’m going to go ahead and start then I will turn it over to Bill. The point that I want everyone to understand, the reason that we’re focusing on correcting our current capital structure, it’s because it’s truly a barrier to accomplishing external growth through mergers or acquisition.

I have to tell you that I’ve been in this industry a long time. We have a lot of calls from people wanting to get together. They’re extremely impressed with what we’ve done. But, it’s amazing - they look at our shareholder account and they look at our structure and they say, wow, this is going to be a nightmare.

So we feel it’s really important that we do this. And as far as the process itself, I’ll turn it over to Bill.

William O’Kelly:
Well, in terms of the specifics, Tom, we are currently developing the proxy materials that will be sent out in advance of the meeting that we mentioned on November 12th. And a number of the details relative to the things that we are going to do will be contained in those materials.

Tom Seymour:	Okay. Is there anything else that you can tell us about at this time? Or do we want to wait and see the materials?

William O’Kelly:
Only that our strategy and our aim is towards simplification, towards getting away from some of the complexities with respect to both operating in a dual environment and also with a significant number of very small shareholders.

Tom Seymour:	Great. Okay, well you’ve answered my questions and again congratulations on a good job guys.

William O’Kelly:	Thank you.

SENETEK PLC Moderator: Frank Massino 08-17-2007/11:00 am CT Confirmation # 13177281

Frank Massino:	Thanks, Tom.

William O’Kelly:	Operator, we’ll take the next question please.

Operator:	Your next question comes from Hayes Martin, private investor.

Hayes Martin:	Hi, Frank.

Frank Massino:	Hi, Hayes.

Hayes Martin:
I have to admit to you that when the Triax deal was originally announced, I was somewhat skeptical. I had never heard of them and had to do a little further digging to find out who they are. Now that I understand it better, it sounds to me like it’s a terrific deal.

And I gather that you must have been negotiating or talking to them for some time and that they’ve been doing their own due diligence on your compounds before they would commit to such a deal. Am I correct?

Frank Massino:
Yes, that’s correct. I’ve actually known Leonard Mazur, the Chief Operating Officer and a key principle in the company for over 15 years. And we actually had been negotiating this deal for almost a year and there’s been a lot of evolution in the structuring of the deal itself.

And quite candidly to get the type of deal established the way we have, it did take a lot of effort and a lot of convincing. Probably the convincing, Hayes, was the fact that we have some great technology.

SENETEK PLC Moderator: Frank Massino 08-17-2007/11:00 am CT Confirmation # 13177281

Hayes Martin:
Right, Frank, that was the second question I just wanted to ask. I - when I go - I live in New York City and when I go to the cosmetics counters at the Macy’s and Bloomingdale’s and Saks Fifth Avenue, I see endless skin care and anti-aging type of products - high end type of products made primarily with a variety of botanicals.

And I go on the website of Nicholas Perricone, who’s well known, the Yale professor, who has a combination of lipoic acid and green tea and DMAE, et cetera, et cetera.

Do you believe that your compound - your second generation compounds have some unique features not found in those numerous other compounds found in the cosmetic products that are out there today?

Frank Massino:	Unequivocally, yes. We have clinically tested our compounds, two of them. We have two ready for market, PRK124 and 4HBAP. They both have different attributes.

There is one of the compounds that has tremendous potential as a skin whitener. We have a major cosmetic company that has done extensive testing with it. They’ve not seen anything that has done as well particularly being non-toxic.

We do have to say that Senetek subscribes to good science. That’s one thing that differentiates our compounds and that’s probably the reason Kinerase was so successful because we did do all of the clinical testing just as if you were to do a filing for a new drug application.

We will continue to test the compounds. Currently at the University of California Irvine, we have an ongoing study with PRK124 for acne rosacea. It’s early but it’s interesting. The patients are all asking where can you buy the product.

SENETEK PLC Moderator: Frank Massino 08-17-2007/11:00 am CT Confirmation # 13177281

We definitely won’t put a product out in the marketplace unless it has efficacy and a great safety profile.

Hayes Martin:	So, Frank, it’s not just a matter where these things work faster than did Kinetin but they also address conditions that Kinetin did not address or they do it better, am I correct?

Frank Massino:
Yes, they do exceed Kinetin. I don’t want to knock Kinetin because Kinetin’s a great product. It is the leading selling anti-aging product in the dermatology market in North America but the fact of the matter is PRK124 and 4HBAP have some really significant attributes that really make them what we consider to be superior compounds.

Hayes Martin:	Well, it sounds like you have a very exciting pipeline there, Frank and really good luck to you on that.

Frank Massino:	Appreciate that, Hayes.

William O’Kelly:	Operator, we’ll take the next question, please.

Operator:	Your next question comes from Richard Lindhart from Opus Capital.

Richard Lindhart:	Thank you. Good morning, guys.

William O’Kelly:	Good morning, Richard.

Frank Massino:	Good morning, Richard.

SENETEK PLC Moderator: Frank Massino 08-17-2007/11:00 am CT Confirmation # 13177281

Richard Lindhart:
Couple of questions on the Triax deal. First of all, from our reading of it, Senetek is paying for the manufacturing costs of the product. Is that correct? Are there any other costs that you’ll be paying ongoing out of revenues? And what do you expect those costs to be as a percentage of your share of the revenue?

Frank Massino:
The fact of the matter is we are paying for the cost of goods sold. Absolutely and the reason behind that, Richard, is because we want to maintain to control of the product development and know exactly what sales are.

As far as costs of sales, for this type of product they’re not really significant. They’ll probably be less than 10% in that ballpark.

Richard Lindhart:	Ten percent of total revenues so maybe 20% of your share of the revenue?

Frank Massino:	Bill, do you want to clarify that.

William O’Kelly:	Yes, that would be approximately what it would be, Richard.

William O’Kelly:
You know, we don’t want to get into specifics relative to costing but as Frank mentioned we have the luxury of being in a business where the cost is - the costs are comparatively low relative to the revenues.

Richard Lindhart:
Other than the $4.5 million first year marketing costs - or marketing contribution you’re making, are there any other ongoing costs that you’ll be paying as your - as partner in this venture with Triax?

SENETEK PLC Moderator: Frank Massino 08-17-2007/11:00 am CT Confirmation # 13177281

Frank Massino:
We have no contractual commitments other than the cost of goods sold going forward. Okay. And quite frankly, I want to point out that the 20% in my opinion is a little bit high, Richard. Actually I think it’s quite high but it should give you a ballpark that you can look at.

So we definitely look at this as a partnership and we definitely want to continue to study the compounds. We want to differentiate these compounds far beyond anything that’s in the market because they do have some really unique attributes. So we probably will on our own dime do some clinical trials - additional clinical trials.

Richard Lindhart:
Okay. You know obviously Triax has good backers, brand name guys running the company as well but can you tell us a little more about them in terms of what products they’ve actually acquired or licensed that they have out in the market today? Any sense of what their revenues might be currently? And in particular what they’re doing in the dermatology channel?

Frank Massino:
Yes, I think we can safely do that. First and foremost, I think the bios of the people running the company are quite impressive. They’ve been associated with some of the leading dermatology companies. Leonard Mazur’s been a founding executive of Medicis, which is the leading dermatology company as far as sales in North America. He also founded Genesis and sold it to Pierre Fabre; was President of Pierre Fabre U. S.

Joe Krivulka has a very impressive background. He was founder of Bertek Pharmaceuticals and a co-founder of Reliant Pharmaceuticals.

So we know that the capabilities of these people are extremely great. Triax has been in business in the U. S. for about four years. Their revenues - they are a private company, I don’t know if I can really state what they do but in the first couple years they did achieve significant revenues and multi-digit million dollars worth of income.

SENETEK PLC Moderator: Frank Massino 08-17-2007/11:00 am CT Confirmation # 13177281

Based on the fact that they did raise a significant amount of money, they do have a Tretin-X, which is a brand of retinoic acid. They have Minocin, which is minocycline, an antibiotic. They are acquiring - I don’t know if they’ve announced it but they’re acquiring a steroid.

They do anticipate without our products to be over $100 million in annual sales this year. The amount of money that they raised recently is quite significant. It’s upwards to $200 million.

Richard Lindhart:	Really?

Frank Massino:
So they’re - we feel very well funded and very well backed. But most importantly, during the American Academy of Dermatology, and again I spent many years in this area, we have had our scientists go from booth to booth and they were most impressed with the caliber of sales representation and marketing that Triax has presented.

Richard Lindhart:	And is - okay that sounds great. Is - what’s the basis of their goal of $100 million of annual sales?

Frank Massino:	Well, as you probably know right now, Kinetin, Kinerase does, nearly $40 million in the U. S. derm market. The fact of the matter is, is that Valeant’s been a tremendous partner.

I would have to say that we probably have a more aggressive marketing partner with Triax. And the fact of the matter is, is that these products, let’s just say this is if we so give them more than one, we’re not contractually committed to do so, are better than the existing products in the marketplace.

SENETEK PLC Moderator: Frank Massino 08-17-2007/11:00 am CT Confirmation # 13177281

And they have tremendous relationships with the thought leaders and they take a completely different marketing approach. I think you’ll see a lot of media attention put behind these products. I think you’ll see publications in Medical Journal and I just think the products themselves deserve to be a $100 million product.

Richard Lindhart:	What kind of either commitments or just indications did you get from Triax of the resources they’re going to put into marketing?

Frank Massino:	We have worked out the number of dedicated sales people that will be utilized behind the product. We currently are working together on a marketing program.

As you probably know, Richard, the fact of the matter is, is that Senetek takes a strong hand in the marketing itself. This is a Triax Senetek relationship. They have the cost of order fulfillment and sales and marketing but we definitely have the responsibility to work together as far as developing the program.

The fact of the matter is there is just no way that they’re going to make significant investments and put their name out there and then come at year end of 2008 and not have been able to go ahead and pay us the $10.8 million.

So they definitely have a major financial commitment already made and plan to do much more.

Richard Lindhart:	I mean do you know how much they’re going to allocate towards advertising, PR, getting into publications, things like that?

SENETEK PLC Moderator: Frank Massino 08-17-2007/11:00 am CT Confirmation # 13177281

Frank Massino:	We do but we wouldn’t go ahead and share that. They’re a private company. Plus the fact that we certainly would not want to tip our hand to the competition at this point in time.

Richard Lindhart:
I can understand that. One last question, Frank, on Triax, are you going to be marketing the product - are you looking for another agreement for the - I guess for the non-ethical pharma channels? And - I thought maybe in a prior call you had mentioned that.

Frank Massino:
Yes, unequivocally. Richard, we definitely want to re-emphasize the fact of the matter is the Triax agreement is only for select territories North America, select territories in the Middle East for the physician channel, open to deals with other dermatological companies in Europe and India.

We also have all the other channels open to us, whether it be the prestige or the spa market. And we do plan on accelerating our efforts in those areas and we do anticipate as Bill had indicated that we will have at least one other agreement signed before the end of the year.

Richard Lindhart:	And - wouldn’t it - if you go heavily into - in the U. S. and into the spa channel or the prestige channel, doesn’t that undercut what Triax is trying to accomplish?

Frank Massino:	No, not at all, based on the fact that there’ll be differentiation in product formulation and concentration. And, you know, we’ve seen that work before, I will give you a very specific example.

SENETEK PLC Moderator: Frank Massino 08-17-2007/11:00 am CT Confirmation # 13177281

When Kinerase had the lead on the exclusivity in the physician market in the U. S. when I first licensed it back in early 1999 and 18 months later Revlon came in with Almay and there was great concern amongst the management at ICN at the time, they thought they were going to be selling this for $20.00. It’s going to be sold for $20.00 a tube compared to the $100.00, $125.00 Kinerase was selling for.

Oddly enough when Almay came out and they would even be at the dermatology meeting, the Kinerase sales took off. It was just incredible. They don’t sell against each other and there is really a differentiation between the formulations and the products themselves and their positioning.

Richard Lindhart:	Got it. Okay, terrific. Well, congratulations again and thanks for sharing all this information with us.

Frank Massino:	Thank you, Richard.

William O’Kelly:	Operator, we’ll take one more question if there’s one in queue.

Operator:	Your next question comes from John Marr of eTrade.

John Marr:	Yes, hello.

Frank Massino:	Hello, John.

John Marr:	Yes, we had - I had a similar company. It was Encore Medical, used to be Rehabilicare merged into them and they were Europe, U. S. and Canada and that was a big plus for them.

Sounds like you’re in a similar area. They were using electronics and then they also had some skin products like you have. And I think that was a big help to have the worldwide market.

SENETEK PLC Moderator: Frank Massino 08-17-2007/11:00 am CT Confirmation # 13177281

One of our other companies had a one for 60 reverse split and that was a real killer. I assume your more like one for five or ten.

Frank Massino:	Well, yes, I think one for 60 is somewhat extreme and…

John Marr:	That really hurt us.

Frank Massino:
Right, well I think that first of all that you need to know that obviously the shareholders have to approve this and second quite frankly what we’re really trying to do is we’re trying to have a manageable number of shareholders in the sense that we now have upwards of 15,000 individual shareholders, John. That’s a lot of shareholders. Okay.

John Marr:	(Unintelligible).

Frank Massino:
Very costly. So what we’re trying to do here is that we are trying to accomplish in having an investment banker support us in that they may - might make an offer to purchase some of the shares during the reverse split as well.

We’re very conscious of the fact that we want to keep the share price up. You know, if you look at the filing today with the form fours, you’ll notice that Bill and I bought shares and I’m sure that there’ll be other insiders buying shares and it’s just the beginning. So we have a vested interest here to keep the share price up.

John Marr:
Right. The only way I could recover from the one from 60 was buy in afterwards and then that worked out all right but I think I real - I think you definitely need to get up into the $2.00, $3.00 range to start with because better for financing and let and then - will you buy out some of the small shareholders then?

SENETEK PLC Moderator: Frank Massino 08-17-2007/11:00 am CT Confirmation # 13177281

Frank Massino:	That’s our idea; absolutely. That’s what we’re working on. And I - no guarantees but that’s really one of the - that’s a critical element of what we’re trying to accomplish.

And, John, I did state earlier and I want everybody to understand this. We’re not doing a reverse stock split just to be doing a reverse stock split. I have to tell you that we are in negotiations with companies for potential mergers, acquisitions and which could be accretive.

They are basically petrified when we sit down and go over the capital structure and say we have 15,000 individual shareholders. First of all, they question whether or not we’re ever going to be able to get approval for such a deal. They don’t want to put the emphasis or the effort behind it if the chance of getting shareholder approval is low.

And the other thing is they don’t want to take on 15,000 shareholders. So we have to do something. It is a barrier to external growth at this point in time. And that is the reason. This is not something that’s being done to artificially, basically make the company look better. I want you to know that.

John Marr:	Right, yes. I’m fully supportive of that. I think you’ve had a real good deal on your last sale and looks like things are good.

Frank Massino:	Appreciate that, John.

John Marr:	Yes.

SENETEK PLC Moderator: Frank Massino 08-17-2007/11:00 am CT Confirmation # 13177281

Frank Massino:	Thank you for your support.

William O’Kelly:	Okay, thanks very much everyone for your participation today and your support. We look forward to speaking with you again soon and updating you on our progress. Operator?

Operator:	Thank you for participating in today’s shareholder teleconference. You may now disconnect.

END